SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                  ---------------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             LARK TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    517238101
                                 (CUSIP Number)

                                 IKUNOSHIN KATO
                       PRESIDENT & CHIEF EXECUTIVE OFFICER
                                TAKARA BIO, INC.
                                SETA 3-4-1, OTSU
                              SHIGA, 520-2193 JAPAN
                                 81-77-543-7200

                               HARUHIKO TSURUMARU
                                 VICE PRESIDENT
                            TAKARA HOLDINGS CO., LTD.
                        NAGINATABOKO-CHO, 20 SHIMOGYO-KU
                              KYOTO, 699-8008 JAPAN
                                 81-75-241-5130
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 WITH A COPY TO:
                               CRAIG W. ADAS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                           201 REDWOOD SHORES PARKWAY
                        REDWOOD SHORES, CALIFORNIA 94065
                                 (650) 802-3000

                              SEPTEMBER 12, 19951
             (Date of Event Which Requires Filing of This Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)), check the following box [ ].

           Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)


________________________________________
1 On May 24, 1990, Takara Shuzo, Co. Ltd. ("Takara Shuzo") purchased
437,500 shares of Series B Preferred Stock, $.001 par value per share, of Lark Sequencing Technologies, Inc. ("LST"), a privately held company. Lark Technologies, Inc. (the "Issuer") was incorporated on November 16, 1994 as a wholly-owned subsidiary of Supercorp Inc. for the purpose of merging with and into LST. In connection with the merger of the Issuer and LST on September 12, 1995, the shares of LST preferred stock held by Takara Shuzo were converted into 222,902 shares of common stock of the Issuer, par value of $0.001 per share. On April 1, 2002, pursuant to a corporate restructuring, Takara Shuzo transferred these shares to Takara Bio, Inc., a wholly-owned subsidiary of Takara Shuzo. In connection with the corporate restructuring, Takara Shuzo changed its name to Takara Holdings Co., Ltd.

           * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------                 -----------------------------------------------
CUSIP NO.  517238101                                                      13D                           PAGE 2 OF 6 PAGES
--------------------------------------------------------------------                 -----------------------------------------------
------------------------- ----------------------------------------------------------------------------------------------------------
           1              NAMES OF REPORTING PERSONS                                                    TAKARA BIO, INC.
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
------------------------- ------------------------------------------------------------------------------------- --------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)        [ ]
                                                                                                                (b)        [x]
------------------------- ------------------------------------------------------------------------------------- --------------------
           3              SEC USE ONLY
------------------------- ------------------------------------------------------------------------------------- --------------------
           4              SOURCE OF FUNDS*                                                                                  AF
------------------------- ------------------------------------------------------------------------------------- --------------------
           5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                         [ ]
                          PURSUANT TO ITEM 2(d) OR 2(e):
------------------------- ------------------------------------------------------------------------------------- --------------------
           6              CITIZENSHIP OR PLACE OF ORGANIZATION:                                                           JAPAN
------------------------- ------------------------ ------------------------------------------------------------ --------------------
                                     7             SOLE VOTING POWER:                                                    222,902
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
------------------------- ------------------------ ------------------------------------------------------------ --------------------
                                     8             SHARED VOTING POWER:                                                     0
------------------------- ------------------------ ------------------------------------------------------------ --------------------
                                     9             SOLE DISPOSITIVE POWER:                                               222,902
------------------------- ------------------------ ------------------------------------------------------------ --------------------
                                    10             SHARED DISPOSITIVE POWER:                                                0
------------------------- ------------------------------------------------------------------------------------- --------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                       222,902
------------------------- ------------------------------------------------------------------------------------- --------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [ ]
------------------------- ------------------------------------------------------------------------------------- --------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              6.2%
------------------------- ------------------------------------------------------------------------------------- --------------------
           14             TYPE OF REPORTING PERSON:                                                                         CO
------------------------- ------------------------------------------------------------------------------------- --------------------




                                       2

--------------------------------------------------------------------                 -----------------------------------------------
CUSIP NO.  517238101                                                      13D                             PAGE 3 OF 6 PAGES
--------------------------------------------------------------------                 -----------------------------------------------

------------------------- ---------------------------------------------------------------------- -----------------------------------
           1              NAMES OF REPORTING PERSONS                                               TAKARA HOLDINGS CO., LTD.
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
------------------------- --------------------------------------------------------------------------------------- ------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                       (a)  [ ]
                                                                                                                  (b)  [x]
------------------------- --------------------------------------------------------------------------------------- ------------------
           3              SEC USE ONLY

------------------------- --------------------------------------------------------------------------------------- ------------------
           4              SOURCE OF FUNDS*                                                                                    AF
------------------------- --------------------------------------------------------------------------------------- ------------------
           5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):
------------------------- --------------------------------------------------------------------------------------- ------------------
           6              CITIZENSHIP OR PLACE OF ORGANIZATION:                                                             JAPAN
------------------------- ------------------------ -------------------------------------------------------------- ------------------
                                     7             SOLE VOTING POWER:                                                         0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
------------------------- ------------------------ -------------------------------------------------------------- ------------------
                                     8             SHARED VOTING POWER:                                                       0

------------------------- ------------------------ -------------------------------------------------------------- ------------------
                                     9             SOLE DISPOSITIVE POWER:                                                    0

------------------------- ------------------------ -------------------------------------------------------------- ------------------
                                    10             SHARED DISPOSITIVE POWER:                                                  0

------------------------- --------------------------------------------------------------------------------------- ------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                            0
------------------------- --------------------------------------------------------------------------------------- ------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [ ]

------------------------- --------------------------------------------------------------------------------------- ------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                0.0%
------------------------- --------------------------------------------------------------------------------------- ------------------
           14             TYPE OF REPORTING PERSON:                                                                           CO
------------------------- --------------------------------------------------------------------------------------- ------------------



ITEM 1.          SECURITY AND ISSUER.

                 This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.001 per share ("Lark Common Stock"), of Lark Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 9441
W. Sam Houston Parkway South, Suite 103, Houston, Texas 77099.

ITEM 2.          IDENTITY AND BACKGROUND.

                 The entities jointly filing this Schedule 13D are Takara Bio, Inc., a corporation organized under the laws of Japan ("Takara Bio"), and Takara Holdings Co., Ltd., a corporation organized under the laws of Japan ("Takara Holdings").

                 Takara Bio is a bio-technology company which manages broad intellectual property portfolios in the fields of DNA technology, biomedical technology and neutraceuticals. Takara Bio's principal office is located at Seta 3-4-1, Otsu, Shiga 520-2193, Japan.

                 Takara Holdings is the parent company of Takara Bio. Takara Holdings is a holding company which holds of all of the issued and outstanding shares of each of Takara Shuzo Co., Ltd. ("TSC") and Takara Bio. Prior to a corporate restructuring which is more fully described in Item 5, Takara Holdings operated under the corporate name Takara Shuzo Co., Ltd. ("Takara Shuzo"). Takara Holdings' principal office is located at Naginataboko-cho, 20 Shimogyo-ku, Kyoto 699-8008, Japan.

                 During the last five years, neither Takara Bio, Takara Shuzo nor Takara Holdings has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding a violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Takara Bio beneficially owns the shares of Lark Common Stock (the "Shares") reflected in this Schedule 13D (or deemed, solely for purposes of Rule 13d-3, to be beneficially owned) by it, directly or indirectly, because Takara Bio received these shares through a reorganization of its parent company, Takara Holdings, as described more fully in Item 5 of this Schedule 13D. Takara Shuzo (now known as Takara Holdings) originally purchased shares of Series B preferred stock of the Issuer's predecessor, Lark Sequencing Technologies, Inc. ("LST"), on May 24, 1990 for an aggregate purchase price of $700,000. The shares of Series B preferred stock were subsequently converted into the Shares on September 12, 1995 in connection with the merger of the Issuer and LST.

ITEM 4.          PURPOSE OF TRANSACTION.

                 Takara Shuzo's primary reason for making the initial investment in the Issuer's predecessor, LST, is that it was a part of a transaction whereby
(i) Takara Shuzo became the exclusive distributor for certain DNA sequencing contract services in Japan provided by LST, (ii) LST agreed to make available a certain minimum amount of DNA sequencing capacity for sales by Takara Shuzo in Japan, and (iii) LST agreed to give preference to the purchase of certain enzymes and other biological ingredients used in DNA sequencing from Takara Shuzo.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on November 15, 2002, Takara Bio beneficially owned (or is deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 222,902 shares of Lark Common Stock, representing approximately 6.2% of Lark Common Stock outstanding on September 30, 2002.

     (b) Takara Bio has the sole power to vote, direct the voting of, dispose of and direct the disposition of 222,902 shares of Lark Common Stock.

     (c) Pursuant to two separate spin-off plans dated December 21, 2001 (each a "Spin-off Plan"), Takara Shuzo effectuated a spin-off of two of its divisions into two newly incorporated operating companies: (i) TSC, which handles the alcoholic beverages, food and raw alcohol business, and (ii) Takara Bio, which handles the biomedical and related business. The spin-off was effective as of April 1, 2002 and was registered in Japan on the same date. All of the shares of both of these entities are wholly owned by Takara Holdings, a publicly listed holding company whose shares are traded on the Tokyo Stock Exchange. As part of the spin-off and in accordance with the Spin-off Plans, Takara Bio issued 20,000 shares of its common stock to Takara Holdings in exchange for the transfer of all of the business (including rights and obligations) of Takara Shuzo pertaining to its biomedical business, including the 229,902 shares of Lark Common Stock.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 None of Takara Bio, Takara Holdings and Takara Shuzo has entered into any agreements concerning the securities or voting rights, at the time of the acquisition of the Series B Preferred Stock of the Issuer's predecessor (which shares subsequently converted into the Shares) or any time thereafter except for (i) the Stock Purchase Agreement, dated May 24, 1990, and
(ii) the Registration Rights Agreement, dated May 24, 1990. Both of these agreements have expired.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 24.1     Power of Attorney for Takara Bio, Inc.

Exhibit 24.2     Power of Attorney for Takara Holdings Co., Ltd.

Exhibit 99.1 Joint Filing Agreement, dated as of December 3, 2002 between Takara Holdings Co., Ltd. and Takara Bio, Inc.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  December 3, 2002                   TAKARA BIO, INC.


                                                *
                                          --------------------------------------
                                          Ikunoshin Kato
                                          President & Chief Executive Officer




                                         TAKARA HOLDINGS CO., LTD.


                                                 *
                                          --------------------------------------
                                          Haruhiko Tsurumaru
                                          Vice President



                                     *By: /s/  Shiro Kuniya
                                          --------------------------------------
                                          Shiro Kuniya
                                          Attorney-in-Fact